

Mail Stop 4720

June 19, 2017

Nina Gupta
Chief Legal Officer
Victory Capital Holdings, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, OH 44144

   Re: Victory Capital Holdings, Inc.
      Amendment No. 2 to Draft Registration Statement on Form S-1
      Submitted June 13, 2017
      CIK No. 0001570827

Dear Ms. Gupta:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Assets Under Management, page 65

1. We note that in the tabular disclosure related to presentation of AUM by asset class, you have added a column presenting the information as of July 31, 2013, with a footnote stating that the values represent "AUM purchased…" Please revise footnote disclosure to explain the significance of the July 31, 2013 date and what you are referring to as "AUM purchased."

Adjusted Net Income, page 80

2.   We note your response to comment 6 regarding the exclusion of amortization of debt issuance costs, discounts, and the change in value of interest rate caps on term debt in your calculation of Adjusted Net Income. Please respond to the following:

- Provide us with a breakdown of the line item "debt issuance costs" that quantifies each of the components of this line item.

- Tell us in more detail why you believe that the original issue discount represents a cost associated with a "one-time incurrence of the debt."

3.   We note your response to comment 7 regarding the line item for "tax effect of the above adjustments," which you have now broken down into two components: income taxes on adjusted income and tax benefit of intangible amortization.   Please respond to the following:

- Explain in further detail what the line item "tax benefit of intangible amortization" represents and why you believe the presentation of this line item is meaningful.

- Tell us what consideration you gave to computing the tax effect for the non-GAAP adjustments based on your effective tax rate, and why you ultimately decided not to use that approach.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Stephanie L. Sullivan, Senior Technical & Policy Advisor, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David K. Boston, Esq.